

August 8, 2013

Via E-mail
Mr. Scott R. Lewis
Senior Vice President and Controller
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

Re: **The Hartford Financial Services Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-13958

Dear Mr. Lewis:

We have reviewed your July 15, 2013 response to our July 3, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 16. Equity
Statutory Results, page F-84

1. We acknowledge your response to our previous comment. Please provide us disclosure to be provided in the parent company liquidity and capital resources discussion of MD&A and/or in Schedule II, as appropriate, in future periodic reports that indicates:
   - how you use your affiliated captive, similar to that provided in your response;
   - that your use of affiliated captives does not impact your reserving methodologies or your statutory capital and statutory capital requirements;
   - the commitment through an intercompany note to loan up to $1 billion to WRR for its use in order to maintain certain capital levels as required by Item 12-04(a) of Regulation S-X; and
   - the amount of the unused commitment on the intercompany note payable at the balance sheet date.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant